Exhibit Page 139

Exhibit 11

Riggs National Corporation
Computation of Per Share Earnings
(In thousands, except per share data)

Years Ended December 31,
	2001	2000	1999
Basic Earnings Per Share:
Income Available to Commons Shareholders before Extraordinary Loss	$(23,377)	$21,601	$36,655
Extraordinary Loss, Net of Taxes	--	--	(5,061)
Net Income Available to Common Shareholders	(23,377)	21,601	31,594
Weighted-Average Shares Outstanding	28,470,953	28,348,699	28,463,825
Basic EPS before Extraordinary Loss	$(0.82)	$0.76	$1.29
Basic EPS	(0.82)	0.76	1.11

Diluted Earnings Per Share:
Income Available to Commons Shareholders before Extraordinary Loss	$(23,377)	$21,601	$36,655
Extraordinary Loss, Net of Taxes	--	--	(5,061)
Net Income Available to Common Shareholders	(23,377)	21,601	31,594
Diluted Weighted-Average Shares Outstanding: Weighted-Average Shares Outstanding	28,470,953	28,348,699	28,463,825
Weighted-Average Dilutive Effect of Stock Option Plans	437,532	102,485	552,100
Adjusted Weighted-Average Shares Outstanding	28,908,485	28,451,184	29,015,925
Diluted EPS before Extraordinary Loss*	$(0.82)	$0.76	$1.26
Diluted EPS*	(0.82)	0.76	1.09

*Stock options were not included in the 2001 per share calculation since inclusion would be anti-dilutive.